Exhibit 7.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES.

	Year Ended December 31,
	2004	2003	2002	2001	2000

	(in NOK thousands, except Ratios)

NORWEGIAN ACCOUNTING PRINCIPLES:
FIXED CHARGES:
Interest and Commissions on debt	2,099,815	1,807,419	2,040,246	4,244,676	5,571,368
Other interest and borrowing expenses	28,401	21,989	22,697	19,178	27,639
Estimate of the interest within rental expense	315	308	314	281	103

Total fixed charges, as defined	2,128,531	1,829,716	2,063,257	4,264,135	5,599,110

EARNINGS:
Net income	218,774	251,170	207,515	248,860	251,326

Income taxes	84,440	100,571	82,986	94,596	64,941
Fixed charges, as defined	2,128,531	1,829,716	2,063,257	4,264,135	5,599,110

Total earnings, as defined	2,431,745	2,181,457	2,353,758	4,607,591	5,915,377

RATIO OF EARNINGS TO FIXED CHARGES	1.14	1.19	1.14	1.08	1.06

U.S. ACCOUNTING PRINCIPLES:		Restated	Restated	Restated
FIXED CHARGES:
Total fixed charges, as defined	2,128,531	1,829,716	2,063,257	4,264,135	5,599,110

Total U.S. GAAP fixed charges	2,128,531	1,829,716	2,063,257	4,264,135	5,599,110

EARNINGS:

Income before extraordinary income	916,172	(1,690,378)	544,736	1,442,044	260,840
Income taxes	84,440	100,571	82,986	94,596	64,941

U.S. GAAP adjustment	270,950	(755,565)	130,622	462,082	3,699
U.S. GAAP fixed charges	2,128,531	1,829,716	2,063,257	4,264,135	5,599,110

Total U.S. GAAP earnings	3,400,093	(515,656)	2,821,601	6,262,857	5,928,590

RATIO OF EARNINGS TO FIXED CHARGES (1)	1.60	—	1.37	1.47	1.06

(1)	In U.S. GAAP, the ratio of earnings to fixed charges in 2003 had a deficit due to negative U.S. GAAP earnings of NOK 516 million (USD 77 million). See Note 34 for further discussion of U.S.GAAP earnings. The negative U.S. GAAP earnings for this period were driven by the impact of market movements on the fair value of derivatives, for which hedge accounting is not applied under U.S. GAAP. The U.S. GAAP fixed charges amounted to NOK 1,830 million (USD 274 million).